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                           [QUALITY DINING LETTERHEAD]





                                                June 9, 2000



BY FACSIMILE AND FEDERAL EXPRESS

Mr. David W. Schostak
NBO, LLC
25800 Northwestern Highway
Suite 750
Southfield, Michigan 48075

Dear Mr. Schostak:

         The Board of Directors has authorized me to respond to your letter of June 5, 2000.

         Simply stated, the Board believes that there is nothing in your letter to cause the Board to change its recommendation that Company shareholders reject your inadequate, conditional tender offer. In fact, the Board does not foresee that NBO will be in a position to make any changes to its offer that would warrant the Board changing its position. Accordingly, the Board wishes to convey to you, in the strongest terms possible, this simple message: the Company is not for sale.

         The Board continues to believe that NBO's $5.00 per share tender offer is inadequate and not in the best interests of the Company and its shareholders.

         In addition, despite your protestations to the contrary, the Board continues to view NBO's offer as highly conditional, and, in effect, illusory. Dropping one condition from your offer, and giving superficial dismissal to the significant hurdles presented by the Company's indebtedness and franchise agreements, do not alter the fact that your offer, as currently structured, cannot, in the Board's view, be properly financed. NBO clearly has the burden of demonstrating to the Board and shareholders that it is capable of consummating this transaction. Your June 5 letter does nothing to satisfy this obligation.

         In the face of this highly conditional offer, your attempt to convert your efforts into some sort of straw poll of shareholder sentiment is ill-considered. The shareholders' response to your tender offer is no different than their response to your earlier proxy contest, and we see no compelling evidence that our shareholders support your offer.


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Mr. David W. Schostak
June 9, 2000
Page 2



         Finally, your recent attempts to impugn the opinion of our financial advisor, McDonald Investments, further illustrate to the Board your lack of sincerity in this offer. As you are well aware, our arrangement with our advisor was completely standard for services of this type. The fact is that McDonald's opinion provides highly credible, third-party validation of the Board's conclusion that your offer is inadequate from a financial point of view.

         In view of the Board's findings as to the inadequacy and unfeasibility of your offer, the Board cannot, consistent with its fiduciary duties, treat the offer as worthy of further consideration or acceptance. Accordingly, the Board has no intention of taking steps to facilitate the offer.

         As we stated to our shareholders in the letter accompanying our
Schedule 14D-9, the Board believes it is time for NBO to stop wasting the Company's time and resources and allow management to return to devoting 100% of its energies to carrying out the Company's long-term strategy. The Board urges you to heed this advice. Our shareholders have repudiated your board nominees, your proposed resolution and your tender offer, and your allegations of breach of fiduciary duties have been summarily dismissed by the court.

         We urge you to reconsider your failed strategy and the heavy cost it is imposing on the Company. In the interests of all shareholders, the time for you to abandon your tender offer is at hand.

                                              Very truly yours,

                                              /s/ Daniel B. Fitzpatrick

                                              Daniel B. Fitzpatrick
                                              Chairman, President & CEO